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                                                                      Exhibit 11

Loss Per Share

The Company uses SFAS No. 128, "Earnings Per Share" for calculating the basic and diluted loss per share. Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding. Diluted loss per share is computed similarly to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued and if the additional common share were dilutive. At December 31, 2001 and 2002, the Company had no potentially dilutive shares.


                                                          2001       2002
                                                       ---------   ---------
Net Loss Per Common Share - Basic and Diluted          $(0.0126)   $(0.0225)
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